SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)                                                                  May 27, 2015

VALLEY NATIONAL BANCORP
(Exact Name of Registrant as Specified in Charter)

New Jersey	1-11277	22-2477875
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1455 Valley Road, Wayne, New Jersey	07470
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(973) 305-8800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 40.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 40.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 7.01	Regulation FD Disclosure

Valley National Bancorp (“Valley”) is furnishing presentation materials used in connection with an investor call held after the announcement of the Merger (as defined below).  The presentation materials are included as Exhibit 99.1 to this report pursuant to Item 7.01 of Form 8-K.  Valley is not undertaking to update these presentation materials.  The information being furnished pursuant to Item 7.01 of this report (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.  The information in Item 7.01 of this report will not be deemed an admission as to the materiality of any information herein (including Exhibit 99.1).

Item 8.01	Other Events

On May 27, 2015, Valley announced its entry into an Agreement and Plan of Merger with CNLBancshares, Inc. (“CNL”), providing for the merger of CNL with and into Valley, with Valley as the surviving entity and the merger of CNLBank with and into Valley National Bank, with Valley National Bank as the surviving entity (the “Merger”). Valley and CNL issued a joint press release in connection with the announcement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Valley intends to file a Registration Statement on Form S-4 that will include a proxy statement of CNL and a prospectus of Valley with the Securities and Exchange Commission. Valley may file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will be mailed to the shareholders of CNL. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents containing information about Valley and CNL at the Commission’s website at www.sec.gov. These documents may be accessed and downloaded for free at Valley’s website at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of CNL.  However, Valley, CNL, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CNL’s shareholders in respect of the Merger.  Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the Commission on March 12, 2015 and in its Annual Report on Form 10-K for the year ended December 31, 2014, each of which can be obtained free of charge from Valley’s website.  Information regarding the directors and executive officers of CNL may be found in the Registration Statement on Form S-4 when it becomes available.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed Merger between Valley and CNL.  Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions.  These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms.  Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the merger of CNL with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe including, without limitation; delays in closing the Merger; reaction to the Merger of CNL’s customers and employees; the diversion of management’s time on issues relating to the Merger; the inability to realize expected cost savings and synergies from the Merger of CNL with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; costs or difficulties relating to integration matters might be greater than expected; changes in the stock price of Valley from the date of the Merger announcement to the closing date; material adverse changes in Valley’s or CNL’s operations or earnings; the inability to retain CNL’s customers and employees; or a decline in the economy, mainly in New Jersey, New York and Florida, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2014.  Valley assumes no obligation for updating any such forward-looking statement at any time.

Item 9.01                      Financial Statements and Exhibits

(d) Exhibits

99.1	Valley National Bancorp presentation materials used for investor call regarding the Merger on May 27, 2015.

99.2	Joint Press Release, dated May 27, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 2015	VALLEY NATIONAL BANCORP

	By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Valley National Bancorp presentation materials used for investor call regarding the Merger on May 27, 2015.

99.2	Joint Press Release, dated May 27, 2015.